UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  Hanover Direct, Inc.

Title of Class of Securities:  Common Stock, $0.66 2/3 par value

CUSIP Number:  440506 10 3

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

  Peter Woodward, c/o Regan Partners, L.P., 6 East 43rd Street
            New York, New York 10017; (212) 661-3442

     (Date of Event which Requires Filing of this Statement)

                         August 29, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 440506 10 3

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Basil P. Regan

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         United States of America

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         7,530,700

8.  Shared Voting Power:

         2,570,400

9.  Sole Dispositive Power:

         7,530,700

10. Shared Dispositive Power:

         2,570,400

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         10,101,100

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         5.05%

14. Type of Reporting Person

         IN

The purpose of this Schedule 13D is to report the ownership of Basil P. Regan (the "Reporting Person") in the Common Stock,
$0.66 2/3 par value (the "Shares"), of Hanover Direct, Inc. (the
"Issuer") of 5.05% of the Shares outstanding.

Item 1.  Security and Issuer

         The title of the class of equity securities to which this statement relates is: Common Stock, $0.66 2/3 par value, in Hanover Direct, Inc.

         The name and address of the principal executive and business office of the Issuer is:

         Hanover Direct, Inc.
         1500 Harbor Blvd.
         Weehawken, New Jersey 07087

Item 2.  Identity and Background

         This statement is being filed on behalf of the Reporting Person. The Reporting Person is the general partner of Regan Partners, L.P., a New Jersey limited partnership (the "Partnership"), and is the principal of Regan Fund Management Ltd., a New York corporation. Regan Fund Management Ltd. is the investment manager of Regan International Fund Limited, a British Virgin Islands Corporation (the "International Fund"), and has investment discretion over certain managed accounts, one of which holds Shares of the Issuer (the "managed account").

         The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, the Reporting Person is deemed to beneficially own 10,101,100 Shares. All 10,101,100 Shares are held by either the Partnership, the International Fund, the managed account, the Reporting Person or an account over which the Reporting Person has investment discretion. All of the Shares were purchased in open market transactions. The Shares were purchased for an aggregate purchase price of $12,770,750. The funds for the purchase of the Shares held in the Partnership, the International Fund, the managed account and the account over which the Reporting Person has investment discretion have come from the working capital of the Partnership, the International Fund, the managed account or the account over which the Reporting Person has investment discretion. The funds for the purchase of the Shares held by the Reporting Person came from the Reporting Person's own funds. No funds were borrowed to purchase any of the Shares.

Item 4.  Purpose of Transactions

         The Shares deemed to be beneficially owned by the Reporting Person were acquired for, and are being held for, investment purposes. The Reporting Person has no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.  Interest in Securities of Issuer

         As of the date hereof, the Reporting Person is deemed to be the beneficial owner of 10,101,100 Shares. Based on the Issuer's filing on Form 10-Q on August 12, 1997, as of August 5, 1997 there were 200,055,322 Shares outstanding. Therefore, the the Reporting Person is deemed to beneficially own 5.05% of the outstanding Shares. The Reporting Person has the sole or shared power to vote, direct the vote, dispose of or direct the disposition of all the Shares that he is deemed to beneficially own. All transactions in the Shares effected by the Reporting Person during the sixty days prior to August 29, 1997 through the date of this filing were effected in open-market transactions and are set forth in Exhibit A hereto.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         The Reporting Person has no contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.  Material to be Filed as Exhibits

         A description of the transactions in the Shares that were effected by the Reporting Person during the 60 days prior to August 29, 1997 through the date of this filing is filed herewith as Exhibit A.

         Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.



                                 /s/ Basil P. Regan
                             _________________________________
                             Basil P. Regan


September 8, 1997

                                                        Exhibit A


                    SCHEDULE OF TRANSACTIONS


                 Price Per Share         Number of Shares
  Date       (excluding commission)     Purchased or (Sold)
  ____     __________________________  _____________________
  6/30                  $1.083            150,000
  6/30                   1.025            100,000
  6/30                   1.0625           100,000
  6/30                   1.125            200,000
  7/1                    1.1875           375,000
  7/2                    1.182            100,000
  7/3                    1.125            100,000
  7/3                    0.8125            50,000
  7/3                    1.158            100,000
  7/3                    1.223            200,000
  7/7                    1.267            170,000
  7/7                    1.25              65,000
  7/7                    1.3125            30,000
  7/7                    1.375            130,000
  7/8                    1.4375           200,000
  7/8                    1.500            375,000
  7/9                    1.4375           100,000
  7/10                   1.432            200,000
  7/10                   1.500            100,000
  7/10                   1.4375           175,000
  7/11                   1.4375            75,000
  7/11                   1.420             50,000
  7/11                   1.4360           100,000
  7/14                   1.375            150,000
  7/15                   1.310            100,000
  7/16                   1.4375           250,000
  7/16                   1.500            200,000
  7/16                   1.394            100,000
  7/17                   1.499             70,000
  7/17                   1.500            235,000
  7/17                   1.5625            50,000
  7/18                   1.5625            50,000
  7/18                   1.625             75,000
  7/21                   1.6125            75,000
  7/21                   1.625             35,000
  7/22                   1.625             92,900
  7/22                   1.594             50,000
  7/22                   1.5625             7,100
  7/23                   1.5625           100,000
  7/24                   1.500            225,000
  7/25                   1.500            150,000
  7/28                   1.5525            90,000

  7/28                   1.5625            50,000
  7/29                   1.5625           150,000
  7/30                   1.625             50,000
  7/30                   1.612             75,000
  7/31                   1.625             50,000
  7/31                   1.5625            63,500
  8/1                    1.625             50,000
  8/1                    1.622             42,000
  8/4                    1.625             94,900
  8/6                    1.5625            35,000
  8/7                    1.375             25,000
  8/11                   1.408             50,000
  8/14                   1.500             75,000
  8/14                   1.5625            10,000
  8/15                   1.500             75,000
  8/18                   1.479             25,000
  8/22                   1.1875            20,000
  8/26                   1.250             25,000
  8/28                   1.3125            25,000
  8/29                   1.5405            50,000
  8/29                   1.500             75,000
  8/29                   1.4375               700
  9/2                    1.4375            25,000






























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